Exhibit 1.01

CONFLICT MINERALS REPORT OF

Clearfield, Inc.

IN ACCORDANCE WITH RULE 13p-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE REPORTING PERIOD FROM

JANUARY 1 TO DECEMBER 31, 2015

I.	Introduction

This is the Conflict Minerals Report (the "Report") of Clearfield, Inc. (“Clearfield”, the “Company,” “we,” “us,” or “our”) prepared for calendar year 2015 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “Act”). Numerous terms in this Report are defined in Rule 13p-1 of the Act and Form SD and the reader is referred to those sources, and also to Securities and Exchange Commission ("SEC") Release No. 34-67716 (August 22, 2012) of the Act (the “Adopting Release”) for such definitions.

The statements below are based on the due diligence activities performed to date by Clearfield and are based on the infrastructure and information available at the time of this filing.  There are factors that could affect the accuracy of these statements.  These factors include, but are not limited to, incomplete supplier data or available smelter data, errors or omissions by suppliers or smelters, evolving definition and confirmation of smelters, incomplete information from industry or other third-party sources, continuing guidance regarding the SEC final rules, and other issues.

About Clearfield

Clearfield designs, manufactures, markets and sells an end-to-end fiber management and enclosure platform that consolidates, distributes and protects fiber as it moves from the inside plant to the outside plant and all the way to the home, business and cell site. In addition, the Company also provides contract manufacturing services for original equipment manufacturers requiring copper and fiber cable assemblies built to their specification. Clearfield’s product lines are classified as either copper or fiber connectivity related.

In accordance with the Rule, the Company reviewed the products offered and determined that conflict minerals were necessary to the functionality or production of the following products the Company manufactured or contracted to manufacture in the reporting period of January 1, 2015 to December 31, 2015: (1) cable assemblies made with metal compounds that contain the conflict minerals of tin and gold and (2) cabinets and panels comprised of sheet metal containing tin. Our fiber connectivity products contain a wide variety of materials that do not contain conflict minerals.

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Reasonable Country of Origin Inquiry

In accordance with Rule 13p-1, we undertook a reasonable country of origin inquiry (“2015 RCOI”) to determine whether the conflict minerals necessary to the functionality or production of the Covered Products were sourced from the Democratic Republic of Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources. Based upon the 2015 RCOI, the Company concluded that certain of the necessary conflict minerals included in the Covered Products did originate in one or more of the Covered Countries. None of the necessary conflict minerals included in the products were from recycled or scrap sources. Accordingly, we exercised due diligence on the source and chain of custody of the necessary conflict minerals in the Covered Products, as discussed below.

II.	Design of Due Diligence Measures

The Company’s due diligence measures were designed to conform, in all material respects, with the internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Due Diligence Guidance”) and related Supplements for each of the conflict minerals.

Clearfield’s implementation of the five-step framework of the OECD Due Diligence Guidance consisted of the following overarching steps, which are discussed in further detail in Section III.

Step 1:     Establish strong company management systems

Step 2:     Identify and assess risks in the supply chain

Step 3:     Design and implement a strategy to respond to identified risks

Step 4:      Carry out independent third-party audit of smelter/refiner’s due diligence practices

Step 5:     Report annually on supply chain due diligence

We relied upon multi-stakeholder initiatives that provide verification processes for conflict-free minerals from smelters or refiners who may provide those minerals to companies in our supply chain. The Company, as a purchaser of component parts, is many steps removed from the mining of conflict minerals; the Company does not purchase raw ore or unrefined conflict minerals, and conducts no purchasing activities directly in the Covered Countries.

III.	Due Diligence Measures Performed

The following describes the measures taken to exercise due diligence in the mineral supply chain in conformance with the OECD Due Diligence Guidance for calendar year 2015.

Step 1:      Establish strong company management systems

The Company has adopted a company policy regarding conflict minerals in its supply chain and has communicated this policy to all suppliers.  The Company is continuing to work on incorporating its policy into supply contracts and arrangements with new suppliers or renewed supply arrangements.  This policy is publicly available on the Company’s website at www.clearfieldconnection.com by following the link under “Products.”  The content of the Company’s website is included for general information only and is not incorporated by reference in this Report.

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The Company has strengthened its competence in supply chain management to support conflict mineral due diligence through additional training, additional control processes designed to provide transparency to conflict minerals in the Company’s supply chain, and establishment of a management system for review of conflict minerals in the Company’s supply chain.  The management system includes the development of a working group sponsored by the Chief Financial Officer of the Company and a team of subject matter experts from relevant functions such as finance, supply chain management, and its quality department.  The working group is responsible for implementing the Company’s conflict minerals policy, conducting the 2015 RCOI and designing and implementing future improvements to the Company’s conflict minerals supply chain management.  The Company’s executive officers were briefed on a regular basis about the 2015 RCOI and the results of the due diligence measures performed on the source and chain of custody of the necessary conflict minerals.  The Company has retained all relevant documentation relating to its 2015 RCOI and its due diligence.

Step 2:      Identify and assess risks in the supply chain

The Company first identified all of its active suppliers that may supply products to the Company (components, subassemblies and materials) containing conflict minerals.  For this purpose, the Company identified for this next step of the risk assessment process those suppliers that offered products containing conflict minerals for sale generally whether or not the Company actually purchased those products in 2015.

The Company next conducted a survey of these suppliers using an adapted template developed by the Electronic Industry Citizenship Coalition (the “EICC”) and the Global e-Sustainability Initiative (the “GeSI”), known as the Conflict Minerals Reporting Template.  The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. A total of 120 suppliers were surveyed.

Through various follow-up efforts directly with suppliers, communications by telephone and email, and repeat surveys, the Company received properly and fully completed templates from 75 suppliers providing approximately 88.4% of the dollar volume of all purchases in 2015.  The Company either did not receive properly or fully completed templates as a response from 45 suppliers approximately 11.6% of the dollar volume of all purchases in 2015.

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From the templates that were complete and responsive:

•	68 suppliers constituting 87.8% of the dollar volume of all purchases in 2015 indicated that none of the supplies included in the Covered Products contained conflict minerals originating in the Covered Countries;

•	2 suppliers constituting 0.1% of the dollar volume of all purchases in 2015 indicated that the supplies included in the Covered Products contained conflict minerals originating in the Covered Countries, but that the smelters were certified to be a conflict-free smelter and identified by the template based on listings of certifications by the Conflict-Free Sourcing Initiative; and

•	5 suppliers constituting 0.5% of the dollar volume of all purchases in 2015, the supplier indicated that it was unable to state the country of origin of the conflict minerals in products it supplied to the Company.

Step 3:      Design and implement a strategy to respond to identified risks

For the non-responsive suppliers, the Company reviewed additional available information, both publicly available and generated in the course of the supply relationship, to determine if there exist warning signs or other circumstances indicating that conflict minerals originated or may have originated in the Covered Countries. There were no such warnings signs or other circumstances.

As part of the risk mitigation process, we independently compared the list of smelters/processors collected from suppliers and to the conflict-free smelter lists published by the Conflict-Free Sourcing Initiative.

The working group has reported the results of the due diligence to the Company’s executive officers, as well as other management personnel involved in supply chain management, in order to allow decision-makers to take action with respect the results.

The Company is in the process of devising and adopting a risk management plan consistent with its policy if any conflict minerals from the Covered Countries are included in any products supplied to the Company.  Under the Company’s policy, suppliers who do not comply with the Company’s policy will be reviewed for continuing business with the Company and the loss of that business may result.

The Company intends to strengthen its conflict minerals supply chain management as necessary to respond to newly identified or changed risks, to develop further assurances relating to the accuracy of conflict minerals country of origin information, and to improve engagement with suppliers in the Company’s compliance efforts.

Step 4:      Carry out independent third-party audit of smelter/refiner’s due diligence practices

We do not perform audits of any smelter/refiner’s due diligence practices. Clearfield is relying on the Conflict-Free Sourcing Initiative’s published lists to verify the conflict-free status of smelters/processors that source from Covered Countries.

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Step 5:      Report annually on supply chain due diligence

This Report (and the related Form SD) has been filed with the SEC and is publicly available on the Company’s website at www.clearfieldconnection.com by following the link under “Products.”

IV.	Product Determination

On the basis of the measures described above, the Company has determined that the Covered Products manufactured or contracted for manufacture during calendar year 2015 are considered to be DRC conflict undeterminable. The Company is making this determination because it does not have sufficient information from suppliers or other sources at this time to determine the facilities used to process the necessary conflict minerals in the Covered Products, the country of origin of the necessary conflict minerals in the Covered Products and the mine or location of origin of such conflict minerals with the greatest possible specificity.

V.	Product Description

The Covered Products, which are those products subject to the disclosure, are described above.

Two suppliers identified a single facility used to process the necessary conflict minerals in the supplies included in the Covered Products: Malaysia Smelting Corporation, which produces tin included in our cable assemblies, cabinets and panels products.

Our efforts to determine the mine or location of origin with the greatest possible specificity are set forth above.

VI.	Steps to Improve Due Diligence

We expect to continue to communicate our expectations and information requirements to our direct suppliers. We also expect to continue to monitor changes in circumstances that may impact the facts or our determination. Over time, we anticipate that the amount of information globally on the traceability and sourcing of these ores will increase and improve our knowledge. We will continue to make inquiries to our direct suppliers and undertake additional risk assessments when potentially relevant changes in facts or circumstances are identified. We expect our suppliers to take similar due diligence measures with their suppliers to ensure management throughout the supply chain.

VII.	Independent Private Sector Audit

Pursuant to SEC rules and related guidance, an independent private sector audit of this Report was not required for calendar year 2015.

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